Exhibit 99.6

KPMG LLP	Telephone	(416) 777-8500
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Consent of Independent Registered Public Accounting Firm

The Board of Directors of IAMGOLD Corporation

We consent to the inclusion in this annual report on Form 40-F of:

•	our Report of Independent Registered Public Accounting Firm dated February 19, 2014 on the consolidated balance sheets of IAMGOLD Corporation as of December 31, 2013 and December 31, 2012, and the related consolidated statement of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2013 and December 31, 2012; and

•	our Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting dated February 19, 2014 on IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2013 each of which is incorporated by reference in this annual report on Form 40-F of IAMGOLD Corporation for the fiscal year ended December 31, 2013.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form S-8 (No. 333-142127) and Form F-10(No.333-190073) of IAMGOLD Corporation.

Chartered Professional Accountants, Licensed Public Accountants

March 21, 2014

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

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